ArcelorMittal 6-K

Exhibit 99.2

press release

AMNS Luxembourg Holding S.A. signs $5 billion loan agreement with consortium of Japanese banks

31 March 2023, 07:00 CET

ArcelorMittal (‘the Company’) today announces that AMNS Luxembourg Holding S.A., the parent company of AM/NS India, the Company’s 60/40 steelmaking joint venture with Nippon Steel Corporation in India, has entered into a $5 billion loan agreement (‘JBIC co-financing loan’) with the Japan Bank for International Cooperation (‘JBIC’), MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited, Mizuho Bank, Ltd., Mizuho Bank Europe N.V..

The proceeds obtained through the JBIC co-financing loan will be used to finance the expansion of AM/NS India’s annual steelmaking capacity at its Hazira plant from 9 million tonnes to 15 million tonnes. In addition to the primary steelmaking capacity expansion, the project includes the development of downstream rolling and finishing facilities that will enhance AM/NS India’s ability to produce value-added steels for sectors including defence, automotive and infrastructure. The expansion project, which started in October last year upon receipt of environment permitting, will create more than 60,000 jobs.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

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Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com